UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2025
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________ .

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date April 16, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

April 16, 2025
Medellin, Colombia

NOTICE OF EXTRAORDINARY MEETING OF HOLDERS OF SUSTAINABILITY-LINKED BONDS

Bancolombia S.A. (“Bancolombia”), as issuer of sustainability-linked bonds in the segundo mercado Exchange in Colombia, issued on October 25, 2022, has notified investors of an extraordinary meeting of holders of sustainability-linked bonds to be held on May 2, 2025 at 10:00 am COT by means of a virtual meeting link to be sent to investors that confirm that they are holders of sustainability-linked bonds. The proposed agenda for the meeting is as follows:

1.Quorum verification.
2.Reading and approval of the agenda.
3.Appointment of the President and Secretary of the bondholders' meeting.
4.Presentation of the Report by Bancolombia S.A. regarding the distribution of certain assets and subsidiaries of Banca de Inversion Bancolombia S.A. Corporacion Financiera to Bancolombia S.A. and the distribution of certain assets and subsidiaries of Bancolombia S.A. to Grupo Cibest S.A. and changes to the indenture.
5.Vote and decision of the bondholders on the proposals for the distribution of certain assets and subsidiaries of Banca de Inversion Bancolombia S.A. Corporacion Financiera to Bancolombia S.A. and the distribution of certain assets and subsidiaries of Bancolombia S.A. to Grupo Cibest S.A.
6.Voting and decision of bondholders on the indenture amendment proposal.
7.Reading and approval of the minutes of the bondholders' meeting.

Items 2, 3, 5, 6 and 7 of the agenda are of a decision-making nature. The other agenda items are for informational purposes.

Management of Bancolombia confirms that the necessary processes and authorizations were completed to call the meeting of holders of sustainability-linked bonds.

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Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
IR@bancolombia.com.co	IR@bancolombia.com.co

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